Exhibit 8.1

List of Subsidiaries of Spreadtrum Communications, Inc. (the “Registrant”)

Name of Entity	Jurisdiction of Incorporation
Direct or Indirect Wholly-Owned Subsidiaries:
Telegent Systems, Inc.	Cayman Islands
Spreadtrum Communications USA Inc.	Delaware, U.S.A.
SPRD LLC	Delaware, U.S.A.
Spreadtrum Hong Kong Limited	Hong Kong
Spreadtrum International Limited	Hong Kong
Quorum Technology (H.K.) Limited	Hong Kong
Spreadtrum Communications (Shanghai) Co., Ltd.	P.R.C.
Spreadtrum Communications Technology (Shanghai) Co., Ltd.	P.R.C.
Shanghai Han & Qin Investment Co., Ltd.	P.R.C.
Spreadtrum Communications (Tianjin) Co., Ltd	P.R.C.
Spreadtrum Communications (Chongqing) Co., Ltd	P.R.C.
Affiliated Entity Consolidated in the Registrant’s Financial Statements:
Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd.	P.R.C
MobilePeak Holdings, Ltd.	Cayman Islands
MobilePeak Systems, Inc.	Delaware, U.S.A.
Shanghai MobilePeak Semiconductor Co., Ltd.	P.R.C
Chengdu Chuanyue Electronics Co., Ltd.	P.R.C